SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of March 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                RYANAIR CALLS FOR BREAK UP OF BAA MONOPOLY WHICH

         DELIVERS QUEUES, DELAYS AND BAGGAGE CHAOS AT LONDON TERMINALS

Ryanair, Britain's largest airline today (Friday, 28th March 2008) renewed its call for a break up of the Spanish owned BAA airport monopoly following the shambolic opening of Heathrow's Terminal 5 which exposed more BAA incompetence, mismanagement and gold plating.

The security queues, flight delays and baggage chaos endured by passengers at Heathrow's T5 are symptomatic of widespread failure common at many BAA airports including Stansted and Gatwick where passengers routinely suffer long queues at security and passport control as well as repeated baggage belt breakdowns. This abject customer service continues at the BAA airports because the CAA's regulatory regime has repeatedly failed to protect the needs of users because it is too busy rewarding the BAA with price increases.

Ryanair's CEO Michael O'Leary said:

"This morning's chaos at Heathrow provides further compelling evidence of the need to break up the BAA monopoly. We should allow competition between the London airports to deliver more efficient facilities, better passenger service and lower costs where the BAA airport monopoly has failed.

"If the BAA London airport monopoly was split up, competition would deliver better services and efficient terminals which actually work as opposed to complicated Taj Mahals like Heathrow's T5. It is high time to break up this BAA airport monopoly."



ENDS                                         Friday, 28th March 2008


For reference:
Peter Sherrard, Ryanair    Pauline McAlester/Robert Marshall, Murray Consultants
Tel: +353-1-8121228        Tel: +353-1-4980300




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  28 March 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director